UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 4, 2017

(Date of earliest event reported)

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	81-3028414 (I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

Expansion of Business Model - Rideshare Car Rentals, LLC

On October 31 of 2017, YayYo Inc. (the “Company”) created a subsidiary, RideShare Car Rentals LLC (“RideShare Rental”) a division that expands business opportunities in the ridesharing space. With RideShare Rental, the Company has launched its own proprietary platform to rent the Company’s fleet of cars to rideshare drivers. The Company’s subsidiary Distinct Cars, LLC owns and maintains a fleet of new cars, which are made available as short-term rentals to rideshare drivers through different platforms, which now includes RideShare Rental.

RideShare Rental acquired the URL RideShareRental.com and developed a unique, peer-to-peer car-sharing marketplace that puts the Company’s fleet, other fleet owners and selected individual car owners in touch with rideshare drivers seeking cars, allowing idle cars to be rented by owners to drivers. RideShare Rental sources vehicles from individual and fleet owners to satisfy the ever-increasing demand for drivers entering the rideshare space, available in all cities throughout the United States, matching owners and drivers.

The Company’s car-sharing platform was developed to register owners and drivers, and facilitate the matching of owner inventory to driver demand. Drivers access their rentals through a personal rental dashboard and can easily commence and extend their rental through our platform. Owners access their personal car inventory dashboard and can manage then rental(s) of their car or fleet of cars through the platform. All transactional aspects of the rentals (including, but not limited to, background checks, terms, deposits and insurance costs) are run securely through the platform. RideShare Rental will not only increase the profitability of the Company’s own fleet but will enhance our revenues and profits by charging transactional fees to other owners and drivers for their own rental transactions. Opening the RideShare Rental platform to third parties will expand the platform’s growth and profitability,

The Company’s car liability and physical damage insurance policies (“Company Policies”) cover both owners and drivers. The policy covers Company fleet or other owners’ vehicles while rented but not actively operating on either the Uber or Lyft platform. During the periods when drivers are actively operating fleet vehicles on either the Uber or Lyft platforms, Company Policies subordinate to the insurance provided by Uber and Lyft, as applicable.

Ambassador Referral Program

RideShare Rental is also launching its Ambassador Referral Program. Drivers renting cars from RideShare Rental can join our Ambassador program and refer other drivers to rent from us, providing such drivers a referral commission, providing them additional income. The Company has designed a referral commissions team matrix that allows for both depth and breadth of commissionable referrals for the participating driver. As participating drivers add additional referred drivers to their down line, they progress in gaining additional levels of commission rewards. Eventually they are able to earn a car as a premium reward. This program requires that the driver continue to rent their vehicle in order to continue receiving their commissions from other drivers' rentals.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,

a Delaware corporation

By:         /s/ Ramy El-Batrawi

Ramy El-Batrawi

Chief Executive Officer

Date:      December 4, 2017